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                                                                    EXHIBIT 99.3

FOR IMMEDIATE RELEASE
Wednesday, February 26, 2003

                           UNIFAB INTERNATIONAL, INC.
                                 CURRENT EVENTS


New Iberia, LA - (Business Wire) - February 26, 2003-- UNIFAB International, Inc. (NASDAQSC: UFAEC) (the "Company") reports that on Thursday, February 13, 2002, it filed it's quarterly report on Form 10-Q for the period ending September 30, 2002 (the "September Form 10-Q"). By filing the September Form 10-Q, the Company has complied with the continued listing requirements of the Nasdaq SmallCap Market, as set forth in the February 7, 2003 decision of the Nasdaq Listing Qualifications Panel, and the Panel has advised that, effective with the opening of business on February 27, 2003, the Company's trading symbol will be changed from UFAEC to UFABC. The Company will continue to be subject to delisting unless the Company timely files, on March 31, 2003, its annual report on Form 10-K for the year ended December 31, 2002 in compliance with SEC requirements, which the Company expects to do.

As previously announced, the "C" appended to the trading symbol represents the conditional nature of the Company's listing because the Company does not currently meet the SmallCap Market's $1 minimum bid price listing requirement (the "Minimum Bid Price"). To maintain its listing on the SmallCap Market, the Company must demonstrate a closing bid price of at least $1 per share on or before May 27, 2003 (the "Grace Period"). The $1 per share bid price also must be maintained for a minimum of ten consecutive trading days thereafter. The Panel reserved the right to modify this condition based on developments in Nasdaq's rule-making process. Nasdaq's Board of Directors has proposed modifications to the bid price rules which, if approved by the Securities and Exchange Commission, will extend the Grace Period to August 8, 2003. The Company would not be required to meet the Minimum Bid Price until August 8, 2003. The Company expects that, if necessary, it will propose a reverse stock split in order to achieve the Minimum Bid Price.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services.